Registration Statement No.

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          FARMLAND INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     KANSAS                                                     44-0209330
(STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

          3315 NORTH OAK TRAFFICWAY, KANSAS CITY, MISSOURI 64116-0005
                                  816-459-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               TERRY M. CAMPBELL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          FARMLAND INDUSTRIES, INC.
          3315 NORTH OAK TRAFFICWAY, KANSAS CITY, MISSOURI 64116-0005
                                  816-459-6348
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX. [ X ]

IF THE REGISTRANT ELECTS TO DELIVER ITS LATEST ANNUAL REPORT TO SECURITY HOLDERS, OR A COMPLETE AND LEGIBLE FACSIMILE THEREOF, PURSUANT TO ITEM 11(A)(1)
OF THIS FORM, CHECK THE FOLLOWING BOX. [     ]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING. [   ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(D) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT
FOR THE SAME OFFERING.  [    ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434,
PLEASE CHECK THE FOLLOWING BOX. [   ]

                                         CALCULATION OF REGISTRATION FEE


TITLE OF EACH                          PROPOSED MAXIMUM
CLASS OF SECURITIES     AMOUNT TO BE    OFFERING PRICE          PROPOSED MAXIMUM                AMOUNT OF
TO BE REGISTERED         REGISTERED      PER UNIT(1)          AGGREGATE OFFERING(1)          REGISTRATION FEE

8% SERIES A
CUMMULATIVE REDEEMABLE
CUMULATIVE REDEEMABLE
 PREFERRED SHARES      2,000,000            $50                 $       100,000,000            $         29,500

      TOTAL                                                     $       100,000,000            $         29,500



(1) FOR THE PURPOSE OF COMPUTING THE REGISTRATION FEE, THE PRICE OF THE PREFERRED SHARES IS BASED UPON PRICE OF THE PREFERRED SHARES WHICH WERE INITIALLY ISSUED AND SOLD IN PRIVATE TRANSACTIONS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933. THERE IS NO ACTIVE TRADING MARKET FOR THE PREFERRED SHARES.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED APRIL__, 1998

PROSPECTUS


                                2,000,000 SHARES

                           FARMLAND INDUSTRIES, INC.

               8% SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES
                           (PAR VALUE $25 PER SHARE)
             (LIQUIDATION  PREFERENCE EQUIVALENT TO $50 PER SHARE)


     This Prospectus relates to 2,000,000 shares of 8% Series A Cumulative Redeemable Preferred Stock, $25 par value per share (liquidation preference equivalent to $50 per share) (the "Preferred Shares"), of Farmland Industries, Inc. (the "Company" or "Farmland"). On December 19, 1997 the Company issued and sold the Preferred Shares to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Initial Purchaser") in a private transaction (the "Original Offering"). The Initial Purchaser then sold the Preferred Shares to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined in Rule 144A) and in compliance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

     Dividends on the Preferred Shares are cumulative and are payable quarterly in arrears on the 1st day of February, May, August and November of each year at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum).

     The Preferred Shares are not redeemable prior to December 15, 2022. On and after December 15, 2022, the Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at redemption prices declining to $50 per share on and after December 15, 2027, plus accumulated and unpaid dividends, if any, thereon. The Preferred Shares do not have any stated maturity, are not subject to any sinking fund or mandatory redemption provisions and are not convertible into any other securities of the Company. See "Description of Preferred Shares-Redemption."

     The holders named herein or in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement") or their transferees, pledgees, donees or successors (collectively, "Selling Holders") may sell the Preferred Shares pursuant to this Prospectus from time to time directly to purchasers or through agents, underwriters or dealers. See "Plan of Distribution" and
"Selling Holders".   The Selling Holders and any dealers, agents or underwriters which participate in the distribution of the Preferred Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Preferred Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for a description of indemnification arrangements. If required, the names of any such agents or underwriters involved in the sale of the Preferred Shares and the applicable commission, purchase price or underwriter's discount, if any, will be set forth in a Prospectus Supplement. The Selling Holders will receive all of the net proceeds from the sale of the Preferred Shares and will pay all underwriting discounts and selling commissions, if any, applicable to any such sales.

SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE PREFERRED SHARES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURIITES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS APRIL ___, 1998.


THE FOLLOWING PARAGRAPH WAS LANDSCAPE ON THIS PAGE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the following public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 as well as at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.

      This Prospectus constitutes part of a registration statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all the information set forth in the Registration Statement. This Prospectus incorporates certain information by reference to the Company's current Annual Report on Form 10-K for the year ended August 31, 1997 (the "1997 Form 10-K") and the Company's most recent Quarterly Report on Form 10-Q for the quarter ended November 30, 1997 (the "November Form 10-Q"), both of which will be delivered with this Prospectus. Prospective investors should refer to such documents for a complete description of the Company's business, results of operations and financial condition, as well as other information highly relevant to an investment in the securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be, deemed qualified in its entirety by such reference.


               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference into this Prospectus: (i) the 1997 Form 10-K and (ii) the November Form 10-Q.

      Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Farmland Industries, Inc., 3315 N. Oak Trafficway, Kansas City, Missouri, 64116-0005, Attention: Vice President and Treasurer, telephone (816) 459-6000.

      The Company will provide to the holders of the Preferred Shares annual reports on Form 10-K containing financial statements audited by the Company's independent auditors and quarterly reports on Form 10-Q containing its unaudited financial statements.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain of the matters discussed under the caption "Risk Factors" and elsewhere in this Prospects or in the information incorporated by reference herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth herein under the caption "Risk Factors."

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context requires otherwise, (i) "Farmland" or the "Company" refers to Farmland Industries, Inc. and its consolidated subsidiaries, and (ii) all references herein to "year" or "years" are to fiscal years ended August 31.

      Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri, that is primarily owned by its members (as herein defined) and operates on a cooperative basis. Founded in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $9.1 billion during 1997. As of August 31, 1997, Farmland's membership, associate membership and patrons eligible for patronage refunds consisted of approximately 1,400 cooperative associations of farmers and ranchers and 13,000 pork or beef producers or associations of such producers. Management estimates that over 500,000 farmers and ranchers conduct business through Farmland and its member cooperatives. The Company believes it is one of the largest cooperatives in the United States in terms of revenues. In 1997, Farmland had export sales in excess of $1.3 billion to customers in over 80 countries. Substantially all of the Company's foreign sales are invoiced and collected in U.S. Dollars.

      Kansas City, Missouri is the location of our headquarters. Our mailing address and telephone number are as follows:

                          FARMLAND INDUSTRIES, INC.
                          P.O. Box 7305
                          Kansas City, Missouri 64116-0005
                          Telephone (816) 459-6000



                                 THE OFFERING

Securities Offered    2,000,000 8% Series A Cumulative Redeemable Preferred
                      Shares.

Ranking With respect to the payment of dividends and amounts payable upon liquidation, the Preferred Shares rank (i) senior to the common shares, associate member common shares, and all other capital credits and shares of capital stock of the Company which, by their terms, rank junior to the Preferred Shares and (ii), except as described in the next sentence, on a parity with all other preferred shares of the Company which are not, by their terms, junior to the Preferred Shares. As of November 30, 1997, the Company had outstanding an aggregate of $72,000 liquidation value of preferred stock which ranks senior to the Preferred Shares. The Company has agreed not to authorize or issue any other preferred shares which are senior to the Preferred Shares. See "Description of Preferred Shares-Rank."

Dividends             Dividends on the Preferred Shares are cumulative from
                      December 19, 1997 and are payable quarterly in arrears on the 1st day of February, May, August and November of each year at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum). Dividends on the Preferred Shares will accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. See "Description of Preferred
                      Shares-Dividends."

Liquidation Preference The Preferred Shares have a liquidation preference of
                      $50 per share, plus an amount equal to accumulated and unpaid dividends, if any, thereon. See "Description of Preferred Shares-Liquidation Preference."

Redemption            The Preferred Shares are not redeemable prior to
                      December 15, 2022.  On and after December 15, 2022  the
                      Preferred Shares will be redeemable for cash at the option of the Company, in whole or in part, at redemption prices declining to $50 per share on and after December
                      15, 2027, plus accumulated and unpaid dividends, if any, thereon. See "Description of Preferred Shares-
                      Redemption."

Voting Rights         None, except that the Company will not, without the
                      affirmative vote or consent of the holders of at least a majority of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, alter or change the powers, preferences or special rights of the Preferred Shares so as to affect them adversely. See "Description of Preferred Shares-
                      Voting Rights."

Conversion            The Preferred Shares are not convertible or exchangeable
                      by their terms for any other property or securities of the Company.

Form The Preferred Shares will be issued in book-entry form and represented by the Global Certificate registered in the name of the nominee of the Depository Trust Company (the "DTC"), except under the limited circumstances described herein. See "Description of Preferred Shares-Form, Book-Entry System and Transfer."

Absence of Market for
  the Preferred Shares .Prior to this offering there has been no established trading market for the Preferred Shares. Although the Initial Purchaser has informed the Company that it currently intends to make a market in the Preferred Shares, the Initial Purchaser is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Preferred Shares. See "Plan of Distribution."

Use of Proceeds       The Selling Holders will receive all of the proceeds
                      from the sale of the Preferred Shares offered hereby.
                      The Company will not receive any proceeds from the sale of such Preferred Shares.

                                  RISK FACTORS

      Prospective investors should consider carefully, in addition to the other information contained in this Prospectus and in the documents incorporated herein by reference, the following factors before purchasing the Preferred Shares offered hereby.


INCOME TAX MATTERS

     On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of the $237.2 million gain resulting from its sale of the stock of Terra Resources, Inc. ("Terra"), a wholly-owned subsidiary engaged in oil and gas exploration and production operations, and the IRS's contention that Farmland incorrectly treated the Terra sale gain as income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets.

     On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $252.3 million through November 30, 1997), or $338.1 million (before tax benefits of the interest deduction) in the aggregate at November 30, 1997. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $5.0 million plus accumulating statutory interest thereon (approximately $8.5 million), or $13.5 million in the aggregate at November 30, 1997. The asserted federal and state income tax liabilities and accumulated interest thereon would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.

     The liability resulting from an adverse decision by the United States Tax Court would be charged to current earnings and would have a material adverse effect on the Company. In the event of such an adverse determination of the Terra tax issue, certain financial covenants of the Company's Syndicated Credit Facility (the "Facility"), dated May 15, 1996, become less restrictive. Had the United States Tax Court decided in favor of the IRS on all unresolved issues, and had all related additional federal and state income taxes and accumulated interest thereon been due and payable on November 30, 1997, Farmland's borrowing capacity under the Facility was adequate at that time to finance the liability. However, Farmland's continued ability to finance such an adverse decision depends substantially on the financial effects of future operating events on its borrowing capacity under the Facility.


GENERAL FACTORS THAT MAY AFFECT BUSINESS

     The Company's revenues, margins, net income and cash flow may be volatile due to factors beyond the Company's control. External factors that affect agricultural conditions and Farmland's results of operations include:

     Regulatory. The Company's ability to grow through acquisitions and investments in ventures may be adversely affected by regulatory delays or other unforeseeable factors beyond the Company's control. Various federal and state regulations to protect the environment have encouraged, and are likely to continue to encourage, farmers to reduce the amount of fertilizer and other chemical applications that they use.

     Competition. Competitors may have better access to equity capital markets than the Company and may offer more varied products or possess greater resources than the Company.

     Imports and Exports. Specific factors which may affect the level of agricultural products imported or exported include foreign trade and monetary policies, laws and regulations, political and governmental changes, inflation and exchange rates, taxes, operating conditions and world demand. Fluctuations in the level of agricultural product imports and exports will likely impact the Company's operations.

     Weather. Weather conditions, both domestic and global, affect the Company's operations. Weather conditions may either increase or decrease demand and, thereby, affect prices related to the Company's farm supply operation (crop production, petroleum and feed). Weather conditions also may increase or decrease the supply of products and, thereby, affect costs related to the Company's pork and beef processing and marketing and grain storage and marketing.

     Raw Materials Cost. Historically, changes in the costs of raw materials have not necessarily resulted in corresponding changes in the prices at which finished products have been sold by the Company.

     Other Factors. Domestic variables, such as crop failures, federal agricultural programs and production efficiencies, and global variables, such as embargoes, political instabilities and local conflicts, affect the supply, demand and price of crude oil, refined fuels, natural gas and other commodities and may unfavorably impact the Company's operations.


     Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's revenues, margins, net income and cash flow may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.


LIMITED ACCESS TO EQUITY CAPITAL

     As a cooperative, the Company cannot sell its voting common equity to traditional public or private markets. Instead, equity is raised largely from cooperative voting members, associate members and patrons. Farmland's common equity largely results from payment of the noncash portion of patronage refunds with common stock, associate member common stock and capital credits and from the retention of net income generated from transactions with nonmembers (earned surplus). See "The Company-Cooperative Structure-Membership" and "-Taxation of Cooperatives and Distribution of Patronage Earnings."


ENVIRONMENTAL MATTERS

     The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials, or which may impose liability for cleanup of environmental contamination. The Company uses hazardous materials and generates hazardous wastes in the ordinary course of its manufacturing processes.

     The Company recognizes liabilities, without offset for potential recoveries, related to remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these liabilities are based upon currently enacted laws and regulations, available facts, existing technology and undiscounted site specific costs. Environmental liabilities include estimates of the Company's share of costs attributable to potentially responsible parties ("PRPs") which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.

     Many of the Company's current and former facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities have generated, used, stored or disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws. As a result of such operations, the soil and groundwater at or under certain of the Company's current and former facilities have been contaminated. Material expenditures may be required by the Company in the future to remediate contamination from past or future releases of hazardous substances or wastes.

     The Company wholly or jointly owns or operates 27 grain elevators and 61 manufacturing properties and has potential responsibility for environmental conditions at a number of manufacturing facilities it previously operated and at waste disposal facilities operated by third parties. The Company also has been identified as a PRP under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at five such sites. CERCLA may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owners or operators of a contaminated property, and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. The Company is investigating or remediating contamination at 26 properties under CERCLA and/or the state and federal hazardous waste management laws. During 1995, 1996, 1997, and the first quarter 1997, the Company paid approximately $3.2 million, $1.8 million, $4.6 million and $.8 million, respectively, for environmental investigation and remediation.

     The Company currently is aware of probable obligations for environmental matters at 35 properties. As of November 30, 1997, the Company has an environmental accrual in its Consolidated Balance Sheet for the probable and reasonably estimated cost for remediation of contaminated property of $16.6 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures are adequate.

     The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which governmental authorities may require are currently unknown. Management is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at November 30, 1997. In the opinion of management, it is reasonably possible for such additional costs to be approximately $18.1 million. See "Business-Matters Involving the Environment" included in Items 1 and 2 of the Annual Report, which is incorporated by reference herein.


IMPACT OF CERTAIN PREFERRED STOCK PROVISIONS

     The terms of the Preferred Shares provide that the Company will be prohibited from making certain cash patronage refunds and from making redemptions of equity under the various equity redemption plans during any period when the payment of dividends on the Preferred Shares is in arrears. Management believes that a key element which encourages its members to do business with the Company is the payment of such patronage refunds and redemptions of equity. Accordingly, if the Company is not permitted to make such payments, members may reduce the amount of business they transact with the Company, thereby negatively impacting the ability to generate profits in future periods.


CERTAIN RIGHTS OF PREFERRED SHAREHOLDERS

     In accordance with certain provisions of Kansas law relating to cooperatives and the terms of the Company's articles of incorporation and bylaws, the holders of Preferred Shares do not have the right to elect directors of the Company, even if dividend payments are in arrears, and do not have any other voting rights.


                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown. The ratios of earnings to combined fixed charges and preferred stock dividends have been computed by dividing fixed charges and preferred stock dividends into the sum of (a) income (loss) before taxes for the enterprise as a whole, less capitalized interest and with adjustments to appropriately reflect the Company's majority-owned, 50%-owned, and less-than-50%-owned affiliates, and
(b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the component of operating rents determined to be interest, with adjustments as appropriate to reflect the Company's 50%-owned and less-than-50%-owned affiliates.


     The information below should be read in conjunction with information appearing in the Company's consolidated financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the 1997 Form 10-K and the November Form 10-Q, which are incorporated by reference herein.

                                                     Year Ended August 31,                            November 30,
                                      1993    .   1994    .   1995   .    996    .    1997    .   1996    .    1997   .
                                                         Amounts in thousands
Ratio of Earnings to Combined
  Fixed Charges and
  Preferred Stock Dividends(1)....     ---         2.1         4.0         3.0         3.0         2.3         1.8


 .
(1) Income was inadequate to cover combined fixed charges and preferred stock dividends for the year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.



                                USE OF PROCEEDS

     The Selling Holders will receive all of the proceeds from the sale of the Preferred Shares offered under this Prospectus. The Company will not receive any proceeds from the sale of such Preferred Shares.


                        DESCRIPTION OF PREFERRED SHARES

      The following description of the Preferred Shares is a summary of the terms and provisions of the Preferred Shares. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of the Company's articles of incorporation and by-laws.


GENERAL

      The Company is authorized to issue up to 8,000,000 preferred shares, $25 par value per share, in one or more series of which the Preferred Shares constitute a new series. The Company's articles of incorporation authorizes the Board of Directors to fix the number of shares constituting each class of preferred shares and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof. The Preferred Shares are fully paid and nonassessable and do not have, or are subject to, any preemptive or similar rights.

      The registrar, transfer agent and dividends disbursing agent for the Preferred Shares is ChaseMellon Shareholder Services, L.L.C.


RANK

      The Preferred Shares, with respect to dividend rights and rights upon liquidation of the Company, rank (i) senior to the common shares, associate member common shares and all other capital credits and shares of capital stock of the Company which, by their terms, rank junior to the Preferred Shares and
(ii), except as described in the next sentence, on a parity with all other preferred shares of the Company which are not, by their terms, junior to the Preferred Shares. As of November 30, 1997, the Company had outstanding an aggregate of $72,000 liquidation value of preferred stock which ranks senior to the Preferred Shares. The Company has agreed not to authorize or issue any other preferred shares which are senior to the Preferred Shares.


DIVIDENDS

      Holders of the Preferred Shares are entitled to receive, when and as authorized by the Board of Directors of the Company, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8% of the liquidation preference of $50 per share per annum (equivalent to $4.00 per share per annum). Such dividends accumulate from December 19, 1997 and are payable quarterly in arrears on the 1st day of each February, May, August and November or, if not a business day, the succeeding business day (each, a "Dividend Payment Date"). The first dividend on the Preferred Shares was paid on February 1, 1998 to holders of record as of January 15, 1998. Any dividends payable on the Preferred Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividends payable will be payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which shall be the 15th day of the calendar month immediately prior to the month in which the applicable Dividend Payment Date falls or such other date designated by the Board of Directors of the Company that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

      No dividends on the Preferred Shares shall be authorized by the Board of Directors of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law. The Company's Credit Facility requires the Company to comply with certain financial covenants regarding working capital, the ratio of certain debt to average cash flow and the ratio of equity to total capitalization, all as defined therein, which may affect the Company's ability to make dividend payments.

      Notwithstanding the foregoing, dividends on the Preferred Shares shall accumulate whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Accumulated but unpaid dividends on the Preferred Shares will not bear interest and holders of the Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends as described above.

      Except as provided in the immediately following paragraph, unless full cumulative dividends on the Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, no dividends (other than in common shares, associate member common shares or other capital stock or capital credits ranking junior to the Preferred Shares as to dividends and upon liquidation) shall be declared or paid or set aside for payment upon any preferred shares, common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation, nor shall any preferred shares, common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to or on a parity with the Preferred Shares as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid or made available for a sinking fund for the redemption of such shares) by the Company (except by conversion into or exchange for other capital stock or capital credits of the Company ranking junior to the Preferred Shares as to dividends and upon liquidation and except to the extent any preferred shares existing at the date of original issue of the Preferred Shares are redeemed at the option of the holders thereof as permitted by the terms of such preferred shares).

      Notwithstanding the foregoing paragraph, the Company shall be permitted to declare and pay or set apart for payment patronage dividends or refunds, subject to the limitation that, whenever the terms described in the foregoing paragraph would operate to restrict dividends, not more than 20% of such aggregate patronage dividends or refunds for any fiscal year shall be in cash, with the remainder to be paid in the form of common stock, associate member common stock, or capital credits. In addition, when dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Shares and other preferred shares of the Company ranking on a parity as to dividends with the Preferred Shares, dividends may be declared on the Preferred Shares and such other preferred shares provided that such dividends shall be declared pro rata so that the amount of dividends declared per Preferred Share and per each other preferred share shall in all cases bear to each other the same ratio that the accumulated dividends per Preferred Share and per such other preferred share bear to each other.

      Any dividend payment made on the Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Preferred Shares which remains payable.


LIQUIDATION PREFERENCE

      In the event of any liquidation, dissolution or winding up of the affairs of the Company (collectively referred to herein as a "liquidation"), the holders of the Preferred Shares will be entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Directors in the amount of a liquidation preference equal to $50 per share plus accumulated and unpaid dividends, if any, thereon to the date of such liquidation, before any distribution of assets is made to holders of common shares, associate member common shares or any other capital stock or capital credits of the Company ranking junior to the Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company.

      In the event that, upon any liquidation of the Company, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on the Preferred Shares and the corresponding amounts payable on all other preferred shares of the Company ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, then the holders of the Preferred Shares and such other preferred shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation of the Company.


REDEMPTION

      The Preferred Shares are not redeemable prior to December 15, 2022. On and after December 15, 2022, the Company may redeem the Preferred Shares, in whole or in part, at any time or from time to time, in cash at a per share redemption price set forth in the table below plus, in each case, accumulated and unpaid dividends, if any, thereon to the date fixed for redemption, without interest, to the extent the Company will have funds legally available therefor.

      If redeemed during the twelve month period,

            Beginning December 15,                       Redemption Price


                  2022 .................................    $52.00
                  2023 .................................     51.60
                  2024 .................................     51.20
                  2025 .................................     50.80
                  2026 .................................     50.40
                  2027 and thereafter...................     50.00

     Holders of Preferred Shares to be redeemed shall surrender such Preferred Shares at the place designated in the notice of redemption and shall be entitled to the redemption price upon such surrender. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accumulate on such Preferred Shares, such shares shall no longer be deemed outstanding and all rights of the holders of such Preferred Shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Preferred Shares are to be redeemed, the Preferred Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Preferred Shares) or by any other equitable method determined by the Company.

     Notwithstanding the foregoing, unless full cumulative dividends on the Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, no Preferred Shares shall be redeemed unless all outstanding Preferred Shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares. In addition, unless full cumulative dividends on the Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment therefor set apart for such payment on the Preferred Shares for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire, directly or indirectly, any Preferred Shares; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares.

     Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice furnished by the Company will be mailed by the registrar, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Preferred Shares to be redeemed at their respective addresses as they appear on the records of the registrar. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Preferred Shares except as to the holder to whom notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange on which the Preferred Shares may be listed or admitted to trading, each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Preferred Shares to be redeemed; (iv) the place or places where the Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Preferred Shares to be redeemed will cease to accumulate on such redemption date. If fewer than all the Preferred Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Preferred Shares to be redeemed from such holder.

     The holders of Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to the Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on Preferred Shares to be redeemed.

     The Preferred Shares do not have stated maturity and are not subject to any sinking fund or mandatory redemption provisions.


VOTING RIGHTS

     Except as indicated below or except as otherwise from time to time required by applicable law, the holders of Preferred Shares have no voting rights.

     So long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, alter or change the powers, preferences or special rights of the Preferred Shares so as to affect them adversely; provided, however, that (x) any increase in the amount of the authorized preferred shares of the Company or the creation or the issuance of any other preferred shares of the Company, or (y) any increase in the amount of authorized Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation, shall not be deemed to adversely affect such powers, preferences or special rights.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to such vote or consent would otherwise be required shall be effected, all outstanding Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.


CONVERSION

     The Preferred Shares are not convertible into or exchangeable by their terms for any other property or securities of the Company.


FORM, BOOK-ENTRY SYSTEM AND TRANSFER

     The Preferred Shares will be represented by a singly fully registered certificate in book-entry form (the "Global Certificate") which will be deposited with, or on behalf of, DTC and registered in the name of DTC's nominee. Except as set forth below, the Global Certificate may not be transferred except as a whole by DTC to a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor..

     Except as set forth below, the Preferred Shares represented by the Global Certificate may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Certificate may not be exchanged for Preferred Shares in certificated form except in limited circumstances.

     The Global Certificate or beneficial interests therein are exchangeable for Preferred Shares in registered, certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as Depositary for the Preferred Share or (y) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company thereupon fails to appoint a successor Depositary within 60 days or (ii) the Company in its sole discretion elects to cause the issuance of the Preferred Shares in certificated form. In all cases, certificated Preferred Shares delivered in exchange for the Global Certificate or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

     So long as DTC or its nominee is the registered owner of the Global Certificate, DTC or its nominee, as the case may be, will be considered the sole recordholder of the Preferred Shares represented by the Global Certificate. Except as provided herein, owners of beneficial interests in the Global Certificate will not be entitled to have Preferred Shares represented by the Global Certificate registered in their names, will not receive or be entitled to receive physical delivery of Preferred Shares in certificated form and will not be considered the recordholders thereof. The laws of some states require that certain purchasers of securities take physical delivery of securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in the Global Certificate.

     The following is based on information furnished by DTC:

          DTC will act as securities depository for the Preferred Shares. The Preferred Shares will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee).

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

          Purchases of Preferred Shares under the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Shares on DTC's records. The ownership interest of each actual purchaser of each Preferred Share ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Preferred Shares are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Preferred Shares, except in the event that use of the book-entry system for the Preferred Shares is discontinued.

          To facilitate subsequent transfers, all Preferred Shares deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Preferred Shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Shares; DTC records reflect only the identity of the Direct Participants to whose accounts Preferred Shares were credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

          Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Preferred Shares represented by the Global Certificate are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

          Neither DTC nor Cede & Co. will consent or vote with respect to the Preferred Shares. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Shares are credited on the record date (identified on a list attached to the Omnibus Proxy).

          Dividend payments, redemption proceeds and other distributions in respect of the Preferred Shares will be made in immediately available funds by the Company or the Company's agent to DTC. DTC's practice is to credit Direct Participant's accounts, upon receipt of funds and corresponding detail information from the Company or the Company's agent, on the payable date in accordance with their respective holdings as shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Company or the Company's agent, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments in respect of the Preferred Shares to DTC are the responsibility of the Company or the Company's agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

          DTC may discontinue providing its services as securities depository with respect to the Preferred Shares at any time by giving reasonable notice to the Company or the Company's agent. Under such circumstances, in the event that a successor securities depository is not appointed, Preferred Share certificates are required to be delivered as set forth herein.

          The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Preferred Share certificates will be delivered as set forth herein.

          None of the Company, the Company's agent or the Initial Purchaser will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the Global Certificate, or for maintaining, supervising or reviewing any records relating to such beneficial interests.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary describes the material federal income tax consequences of the purchase, ownership, redemption, and disposition of Preferred Shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect). This summary addresses only the tax consequences of the purchase, ownership, redemption and disposition of the Preferred Shares by a person who is (i) for United States federal income tax purposes a citizen or resident of the United States (including certain former citizens and former long-term residents), (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (except, to the extent, in the case of a partnership, the partnership is treated as foreign under regulations), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary decisions of the trust (each, a "U.S. Holder"). Notwithstanding the preceding clause (iv), to the extent provided in regulations, certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that elect to continue to be so treated also shall be considered U.S. Holders. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to an investor's decision to purchase the Preferred Shares, such as foreign, state and local, or estate and gift tax consequences, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations and foreign persons, may be subject to special rules.

      In addition, the summary assumes that the Preferred Shares will be held as capital assets. Holders should note that there can be no assurance that the Internal Revenue Service ("IRS") will take a similar view with respect to the tax consequences described below and that no ruling has been or will be requested by the Company from the IRS on any tax matters relating to the Preferred Shares. ALL PROSPECTIVE HOLDERS OF PREFERRED SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE OF OWNERSHIP, REDEMPTION, AND DISPOSITION OF PREFERRED SHARES.

DIVIDENDS AND OTHER DISTRIBUTIONS

      Distributions on the Preferred Shares will be treated as dividends and taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits, as determined for federal income tax purposes. Any distribution in excess of current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the holder's tax basis in the Preferred Shares and any amount in excess of the holder's tax basis will be treated as a capital gain.

      Dividends received by corporate holders of Preferred Shares will qualify for the 70% dividends received deduction under Section 243 of the Code if the holding period and other requirements for such deduction are met, subject to the limitations in Section 246 and 246A of the Code (although the benefits of such deductions may be reduced or eliminated by the corporate alternative minimum tax). Section 246(c) of the Code generally provides that the 70% dividends received deduction is disallowed for any dividend with respect to stock (i) that is held for 45 days or less during the 90-day period beginning 45 days before the ex-dividend (or held 90 days or less in the 180-day period beginning 90 days before the ex-dividend date in the case of a dividend on stock having preference in dividends which are attributable to a period or periods aggregating more than 366 days), or (ii) if the taxpayer is under an obligation to make related payments with respect to positions in substantially similar or related property. Accordingly, under clause (i), a taxpayer will only be entitled to the dividends-received deduction with respect to any dividend if the taxpayer satisfies the requisite holding period requirement immediately before or immediately after the taxpayer becomes entitled to the dividend. In addition, a taxpayer's holding period for these purposes is suspended during any period in which the taxpayer has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, or has granted an option to buy, substantially identical stock or securities, or holds one or more positions with respect to substantially similar or related property that diminish the risk of loss from holding the stock. Finally, under Section 246A of the Code, the dividends received deduction may be reduced or eliminated if a corporate holder's shares of Preferred Shares are debt financed.

      In its proposed fiscal 1997 budget submitted to Congress, the Clinton Administration included a proposal which would have reduced the 70-percent dividends-received deduction generally available to corporate shareholders to 50 percent. This provision was not contained in the Taxpayer Relief Act of 1997. No assurance can be given on whether such proposal will be included in a future Clinton Administration budget or whether Congress will enact such proposal or legislation containing a similar provision in the future.

      Section 1059 of the Code requires a corporate holder of stock to reduce (but not below zero) its basis in the stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the stock subject to a risk of loss for more than 2 years before the date of the announcement, declaration, or agreement (whichever is earliest) with respect to the extraordinary dividend or if the distribution occurs in the context of a redemption, as discussed below.

      If Section 1059 applies, such corporate holder will recognize gain in the year the extraordinary dividend is received to the extent the nontaxed portion of such extraordinary dividend exceeds the holder's adjusted tax basis for the stock. Generally, the "nontaxed portion" of an extraordinary dividend is the amount excluded from income under Section 243 of the Code (relating to the dividends received deduction described above). An "extraordinary dividend" is a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock (reduced for this purpose by the nontaxed portion of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend, provided, however, that in either case the fair market value of the stock (as of the day before the ex-dividend date) may be substituted for stock basis if the fair market value of the stock can be established by the holder to the satisfaction of the IRS.

      Under Section 1059, an extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holder's holding period for the Preferred Shares. In addition, "extraordinary dividend" treatment will result without regard to the period any such stock is held if a redemption is treated as a dividend by reason of options being taken into account under Section 318(a)(4) of the Code.

      Special rules overriding the general application of Code Section 1059 apply with respect to "qualified preferred dividends," which are defined as any fixed dividends paid on stock that provide for a fixed preferred dividend to be paid not less frequently than annually, provided that no such dividends were in arrears at the time the holder acquired the stock. Where a qualified preferred dividend exceeds the 5% or 20% limitations described above, it will be treated as an extraordinary dividend only if (i) the actual rate of return on the stock for the period the stock has been held by the holder receiving the dividend exceeds 15%, or (ii) such rate of return does not exceed 15% and the holder disposes of such stock before holding it, subject to risk of loss, for 5 years. In the latter case, however, the amount treated as an extraordinary dividend is generally limited to the excess of the actual rate of return over the stated rate of return. For purposes of determining the actual or stated rate of return, a holder should compare the actual or stated annual dividends to the lesser of (a) the holder's adjusted tax basis for the stock, or (b) the liquidation preference of the stock. The length of time that a taxpayer is deemed to have held stock for purposes of Section 1059 of the Code is determined under principles similar to those contained in Section 246(c) of the Code, described above.



SALE, REDEMPTION, OR EXCHANGE OF PREFERRED SHARES

SALE

      On the sale of shares of Preferred Shares, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale (less any portion thereof attributable to accumulated and declared by unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits), and (ii) the holder's adjusted tax basis in the Preferred Shares. Such gain or loss will be capital gain or loss if the shares of Preferred Shares are held as capital assets. For certain noncorporate holders (including individuals), the rate of taxation of capital gains will depend upon (i) the holder's holding period for the Preferred Shares (with the lowest rate available only for Preferred Shares held more than 18 months) and
(ii) the holder's marginal tax rate for ordinary income. Holders of Preferred Shares should consult their tax advisors with respect to applicable rates and holding periods, and netting rules for capital losses.

REDEMPTION

      A redemption of shares of Preferred Shares will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend, a non-taxable return of capital, or capital gain, pursuant to the rules summarized above under the caption "Dividends and Other Distributions" unless the redemption satisfies certain tests set forth in Section 302(b) of the Code, in which case the redemption will be treated as a sale or exchange of the Preferred Shares, the tax treatment of which is described in the preceding
paragraph.   The redemption will have satisfied such tests under Section 302(b)
of the Code if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in the company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder. A distribution to a holder is "not essentially equivalent to a dividend" if it results in a "meaning reduction" in such holder's proportionate interest in the Company. If, as a result of the redemption of the Preferred Shares, a holder, whose relative stock interest in the Company is minimal and who exercises no control over corporate affairs, experiences a reduction in his proportional interest in the Company (taking into account shares deemed owned by the holder under Sections 302(c) and 318 of the Code and, in certain events, dispositions of stock which occur contemporaneously with the redemption), then, based upon published IRS rulings, such holder may be regarded as having suffered a meaningful reduction in his interest in the Company. In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Sections 302(c) and 318 of the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternatives tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Preferred Shares depends on the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.


      If a redemption of the Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of property received by the holder without any offset for the holder's basis in the Preferred Shares. The holder's adjusted tax basis in the redeemed Preferred Shares will be transferred to any of the holder's remaining stock holdings in the Company. If, however, the holder has no remaining stock holdings in the Company, such basis could be lost.

      Any redemption of the Preferred Shares that is treated as a dividend and that is non-pro rata as to all stockholders will be subject to the "extraordinary dividend" provisions of Code Section 1059 discussed above under the caption "Dividends and Other Distributions."


BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

      Information reporting to the IRS is required for dividends for certain noncorporate holders (including individuals). These noncorporate holders may be subject to backup withholding at a rate of 31 percent on payments of dividends on, and the proceeds of a sale or redemption of the Preferred Shares. Backup withholding will apply only if the holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, for an individual, would be his Social Security number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that such holder has furnished a correct TIN and has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.


      The Company will report to the holders of Preferred Shares and the IRS the amount of any "reportable payments" and any amount withheld with respect to the Preferred Shares during each calendar year.

      On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make certain modifications to the backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

      THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF PREFERRED SHARES SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, REDEMPTION AND DISPOSITION OF THE PREFERRED SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.


                                SELLING HOLDERS

     The Preferred Shares were issued and sold in December 1997 pursuant to the Original Offering in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Initial Purchaser to be "qualified institutional buyers" (as defined by Rule 144A). These purchasers or their transferees, pledgees, donees, or successors named herein may from time to time offer and sell pursuant to this Prospectus any or all of the Preferred Shares.

     The table below sets forth certain information with respect to the number of Preferred Shares beneficially owned as of February 24, 1998 and the number of Preferred Shares that may be sold by each Selling Holder. To the knowledge of the Company, other than a result of the ownership of the Preferred Shares, none of the Selling Holders has had any material relationship with the Company or any of its affiliates within the past three years.

                                         Number of          Number of
                                     Preferred Shares    Preferred Shares
           Name of Selling Holder   Beneficially Owned   That May be Sold

Midland National Life Insurance
Company............................       70,000              70,000
Publix Super Markets, Inc..........       70,000              70,000



      The preceding table has been prepared based on information furnished to the Company by or on behalf of the Selling Holders. With respect to each Selling Holder, the number of Preferred Shares set forth may have increased or decreased since the information was furnished, and there may be additional Selling Holders of which the Company is unaware.

      In view of the fact that Selling Holders may offer all or a portion of the Preferred Shares held by them pursuant to this offering, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number of Preferred Shares that will be held by the Selling Holders after completion of this offering. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Preferred Shares since the date on which they provided information regarding their Preferred Shares in transactions exempt from the registration requirements of the Securities Act.

      Prior to any use of this Prospectus in connection with any offer or sale of the Preferred Shares, this Prospectus will be supplemented, to the extent necessary and to the extent not indicated above, to set forth the name and number of shares beneficially owned by the Selling Holders intending to sell such Preferred Shares, and the number of Preferred Shares to be offered. The Prospectus Supplement will also disclose, to the extent not indicated above, whether any Selling Holder selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement.

     Pursuant to a registration rights agreement entered into between the Company and the Initial Purchaser (the "Registration Rights Agreement") the Company agreed to use its best efforts to file with the Commission a Registration Statement (the "Shelf Registration Statement"), of which this Prospectus is a part, covering the Preferred Shares and to keep the Shelf Registration Statement effective until December 19, 1999 or such time as all of the Preferred Shares have been sold thereunder or otherwise cease to be Registrable Securities (as defined in the Registration Rights Agreement) or when all Preferred Shares are eligible for resale pursuant to Rule 144 of the Securities Act without volume and manner of sale restrictions. Subject to certain exceptions, the Company is required to pay all costs and expenses related to the filing of the Shelf Registration Statement.

     The Registration Rights Agreement provides that an additional amount ("Liquidated Damages") shall become payable in respect of the Preferred Shares in certain circumstances, including if the Shelf Registration Statement has been declared effective and the Shelf Registration Statement, subject to certain exceptions as described below, ceases to be effective or usable for resale at any time prior to December 19, 1999 (other than after such time as all Preferred Shares have been disposed thereunder or otherwise cease to be Registrable Securities). In such circumstances, Liquidated Damages shall be payable to each Selling Holder, for so long as it holds Registrable Securities, at a rate of
 .50% per annum of the liquidation preference of the Preferred Shares held, commencing on the day the Registration Statement ceases to be effective or usable and ending on the date the Shelf Registration Statement again becomes effective or usable; provided, however, that the Liquidated Damages may not exceed in the aggregate .50% per annum of the liquidation preference of the Preferred Shares. Any amount of Liquidated Damages due shall be paid in cash on the next succeeding Dividend Payment Date to the applicable Selling Holders of record at the close of business on the Dividend Record Date immediately preceding such Dividend Payment Date. The Company is permitted to suspend use of this Prospectus for one or more periods not to exceed 90 days in any twelve-month period under certain circumstances relating to corporate developments or the negotiation or completion of any transaction being contemplated by the Company. During any such permitted periods of suspension, the Registration Rights Agreement provides that the Company is not required to pay Liquidated Damages.

      Information concerning the Selling Holders may change from time to time and any such changed information that the Company becomes aware of will be set forth in supplements to this Prospectus if and when necessary. Accordingly, the number of Preferred Shares offered hereby may increase or decrease.

                             PLAN OF DISTRIBUTION

      The Company will not receive any of the proceeds from the sale of the Preferred Shares, all of which may be sold by Selling Holders. The Preferred Shares may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Preferred Shares to or through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of such securities for whom they may act as agents. The Selling Holders and any underwriters, dealers or agents that participate in the distribution of Preferred Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

      The Preferred Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at prices related to the then current market price at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Preferred Shares may be effectuated in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service on which the Preferred Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market, or (iv) through the writing and exercise of options. At the time a particular offering of the Preferred Shares is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of any Preferred Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed to be paid to dealers. The Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Preferred Shares. In addition, the Preferred Shares covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus. To comply with the securities laws of certain jurisdictions, if applicable, the Preferred Shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Preferred Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

      The Selling Holders will be subject to applicable provisions of the Exchange Act and rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Preferred Shares by the Selling Holders. The foregoing may affect the marketability of such securities.

      The Selling Holders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.


                                LEGAL MATTERS

      The legality of the Preferred Shares will be passed upon for the Company by Stinson, Mag & Fizzell, P.C., Kansas City, Missouri, and Robert B. Terry, General Counsel of the Company.

                                   EXPERTS

      The consolidated financial statements of the Company at August 31, 1996 and 1997, and for each of the years in the three year period ended August 31, 1997, appearing in the 1997 Form 10-K for the year ended August 31, 1997, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.



    NO DEALER, SALESMAN OR ANY OTHER                    2,000,000 SHARES
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE
CONTAINED OR INCORPORATED BY REFERENCE
IN THIS PROSPECTUS IN CONNECTION WITH      (There is copy of Farmland's Logo
THE OFFER MADE BY THIS PROSPECTUS AND,         in this position)
IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE                8% SERIES A CUMULATIVE
COMPANY OR THE INITIAL PURCHASER.                 REDEEMABLE PREFERRED SHARES
NEITHER THE DELIVERY OF THIS
PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE
AN IMPLICATION THAT THE INFORMATION
CONTAINED HEREIN IS CORRECT AS OF ANY
TIME SUBSEQUENT TO THE DATE HEREOF OR
THAT THERE HAS BEEN NO CHANGE IN THE
AFFAIRS OF THE COMPANY SINCE THE DATE
HEREOF.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER OR SOLICITATION BY
ANYONE IN ANY JURISDICTION IN WHICH
SUCH OFFER OR SOLICITATION IS NOT                          PROSPECTUS
AUTHORIZED OR IN WHICH THE PERSON
MAKING SUCH OFFER OR SOLICITATION IS
NOT QUALIFIED TO DO SO OR TO ANYONE TO
WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER
OR SOLICITATION.

         TABLE OF CONTENTS

                               Page

Available Information............4
Incorporation of Certain Documents
  By Reference...................5
                                                       APRIL___, 1998
Prospectus Summary...............3
Risk Factors.....................7
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends...............13
Use of Proceeds.................16
Description of Preferred Shares.16
Certain Federal Income Tax
  Considerations..........      29
Selling Holders...........      37
Plan of Distribution......      41
Legal Matters.............      42
Experts...................      43
Annual Report on Form 10-K      A-1
Quarterly Report on Form 10-Q   B-1

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses (excluding commissions) to be incurred by the Company in connection with this registration of the Preferred Shares which Selling Holders may sell from time to time are estimated as follows:

                                     Estimated
       Item                          Expense

Federal registration fees.........   $  29,500
Printing and engraving............         500
Accounting and legal fees.........      30,000
Miscellaneous expenses............       5,000

                                     $  65,000



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."

     Article VII of the Articles of Incorporation of Farmland reads as follows:

                        ARTICLE VII - INDEMNIFICATION

     Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.

     Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation, the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.

ITEM 16.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(A)  EXHIBITS

     The following exhibits are filed as a part of this Registration Statement on Form S-2. Certain of these exhibits are incorporated by reference.


Exhibit No.                            Description of Exhibits


      INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING
      INDENTURES:

   3(i) A Articles of Incorporation and Bylaws of Farmland Industries, Inc. effective December 5, 1996. (Incorporated by Reference - Form 10-Q for the quarter ended November 30, 1996, filed January 14, 1997)

**  3(i) B   Certificate of Board of Directors' Resolutions for the Decrease and
             Elimination of Preferred Stock, dated December 19, 1997.

*  4(i)A     Certificate of Designation for a Series of Preferred Shares
             Designated as 8% Series A Cumulative Redeemable Preferred Shares, dated December 19, 1997.

*  4(i)B     Registration Rights Agreement dated as of December 16, 1997 between
             Farmland Industries, Inc. and Merrill Lynch, Pierce, Fenner & Smith
             Incorporated as Initial Purchaser.


      OPINIONS RE LEGALITY:

**  5.(i)A    Opinion of Robert B. Terry, Vice President and General Counsel of
             Farmland Industries, Inc. re legality  of Preferred Shares

**  5.(i)B    Opinion of Stinson, Mag & Fizzell, P.C., re legality of Preferred
             Shares

        MATERIAL CONTRACTS:

        LEASE CONTRACTS:

* 10.(i)A    Lease dated December 11, 1997, between Wilmington Trust Company, not in its individual capacity but solely as Owner Trustee and Farmland Industries, Inc.

        MANAGEMENT REMUNERATIVE PLANS:

  10.(iii)A  Farmland Industries, Inc. Employee Variable Compensation Plan
             (September 1, 1997 - August 31, 1998).  (Incorporated by Reference
             - Form 10-K filed November 7, 1997)

  10.(iii)B  Farmland Industries, Inc. Management Long-Term Incentive Plan
             (Effective September 1, 1993) (Incorporated by Reference - Form 10-K, filed November 28, 1995)

        10.(iii)B(1)   Exhibit E (Fiscal years 1997 through 1999)  (Incorporated
                       by Reference - Form 10-K filed November 7, 1997)

        10.(iii)B(2)   Exhibit F (Fiscal years 1998 through 2000) (Incorporated
                       by Reference - Form 10-K filed November 7, 1997)

  10.(iii)C  Farmland Industries, Inc. Supplemental Executive Retirement Plan
             (Effective January 1, 1994) (Incorporated by Reference - Form 10-K, filed November 28, 1995)

        10.(iii)C(1)   Resolution Approving the Revision of Appendix A and
                       Appendix A (Incorporated by Reference - Form 10-K, filed
                       November 27, 1996)

  10.(iii)D  Farmland Industries, Inc. Executive Deferred Compensation Plan (As
             Amended and Restated Effective November 1, 1996) (Incorporated by Reference - Form 10-K, filed November 27, 1996)

* 12  Computation of Ratios

        CONSENTS OF EXPERTS AND COUNSEL:

* 23.A  Independent Auditors' Consent

  23.B  Consent of Stinson, Mag & Fizzell, P.C. (included in Exhibit 5)

  23.C Consent of Robert B. Terry, Vice President and General Counsel of Farmland Industries, Inc. (included in Exhibit 5)

* 24  Power of Attorney

 *Filed herewith
**To be provided by Amendment

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, FARMLAND INDUSTRIES, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT ON FORM S-2 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI ON APRIL 3, 1998.

                                    FARMLAND INDUSTRIES, INC.

                                    BY     /s/  TERRY M. CAMPBELL
                                             Terry M. Campbell
                                        Executive Vice President and
                                          Chief Financial Officer

                                    BY      /s/  ROBERT B. TERRY
                                              Robert B. Terry
                                     Vice President and General Counsel

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM S-2 HAS BEEN SIGNED FOR THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             Signature                    Title                   Date

        */s/ Albert J. Shivley         Chairman of Board,     April 3, 1998
          Albert J. Shivley               Director

         /s/ H. D. Cleberg        President, Chief Executive  April 3,  1998
            H. D. Cleberg           Officer and Director
                                 (Principal Executive Officer)

        */s/ Jody Bezner        Vice Chairman      April 3, 1998
          Jody Bezner           of Board
                                Vice President
                                and Director

    */s/ Lyman L. Adams, Jr.      Director         April 3, 1998
      Lyman L. Adams, Jr.

    */s/ Ronald J. Amundson       Director         April 3, 1998
       Ronald J. Amundson

    */s/ Baxter Ankerstjerne      Director         April 3, 1998
      Baxter Ankerstjerne

     */s/ Richard L. Detten       Director         April 3, 1998
       Richard L. Detten

       */s/ Steven Erdman         Director         April 3, 1998
         Steven Erdman

    */s/ Harry Fehrenbacher       Director         April 3, 1998
       Harry Fehrenbacher

                                 Director
          Martie Floyd

       */s/ Warren Gerdes         Director         April 3, 1998
         Warren Gerdes

       */s/ Ben Griffith          Director         April 3, 1998
          Ben Griffith

       */s/ Gail D. Hall          Director         April 3, 1998
          Gail D. Hall

       */s/ Barry Jensen          Director         April 3, 1998
          Barry Jensen

        */s/ Ron Jurgens          Director         April 3, 1998
          Ron Jurgens

    */s/ William F. Kuhlman       Director         April 3, 1998
       William F. Kuhlman

       */s/ Greg Pfenning         Director         April 3, 1998
         Greg Pfenning

       */s/ Monte Romohr          Director         April 3, 1998
          Monte Romohr

       */s/ Joe Royster          Director         April 3, 1998
          Joe Royster

      */s/ E. Kent Stamper        Director         April 3, 1998
        E. Kent Stamper

       */s/ Eli F. Vaughn         Director         April 3, 1998
         Eli F. Vaughn

       */s/ Frank Wilson          Director         April 3, 1998
          Frank Wilson


     /s/  TERRY M. CAMPBELL     Executive Vice President      April 3, 1998
       Terry M. Campbell        and Chief Financial Officer
                                (Principal Financial Officer)

        /s/  MERL DANIEL        Vice President and            April 3, 1998
          Merl Daniel            Controller
                                 (Principal Accounting Officer)


*BY     /s/  TERRY M. CAMPBELL
          Terry M. Campbell
           Attorney-In-Fact